SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

ModivCare Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Ave.

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102	13D/A	Page 2 of 11

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,898,795
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,898,795

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person (See Instructions) IA

CUSIP No. 743815102	13D/A	Page 3 of 11

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,478,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,478,718

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,478,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 743815102	13D/A	Page 4 of 11

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,365,381
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,365,381

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,365,381
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 743815102	13D/A	Page 5 of 11

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 113,337
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 113,337

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,337
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 743815102	13D/A	Page 6 of 11

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,898,795
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,898,795

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 743815102	13D/A	Page 7 of 11

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,898,795
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,898,795

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 743815102	13D/A	Page 8 of 11

Explanatory Note: This Amendment No. 18 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) relating to the common stock, par value $0.001 per share (“Common Stock”) of ModivCare Inc. (the “Issuer”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 30, 2012 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, Amendment No. 7 to the Initial 13D filed on March 16, 2015, Amendment No. 8 to the Initial 13D filed on March 17, 2017, Amendment No. 9 to the Initial 13D filed on December 13, 2017, Amendment No. 10 to the Initial 13D filed on May 10, 2018, Amendment No. 11 to the Initial 13D filed on June 1, 2018, Amendment No. 12 to the Initial 13D filed on June 7, 2018, Amendment No. 13 to the Initial 13D filed on November 14, 2019, Amendment No. 14 to the Initial 13D filed on June 12, 2020, and Amendment No. 15 to the Initial 13D filed on November 12, 2020, Amendment No. 16 to the Initial 13D filed on September 9, 2021, and Amendment No. 17 to the Initial 13D filed on May 10, 2023, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Since the filing of Amendment No. 17 to the Initial 13D, the source and amount of funds used in purchasing the shares of Common Stock by CCP and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$10,725,335.57
Separate Account	Working Capital	$2,134,428.33

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On August 8, 2023 and August 9, 2023, certain of the Reporting Persons purchased $19,445,000, in principal amount of the Issuer’s 5.00% senior unsecured notes due October 1, 2029.

The Reporting Persons acquired the Common Stock and the Issuer’s debt securities for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business. In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock or the Issuer’s debt securities, and in such manner, as they deem advisable to benefit from changes in market prices of the Common Stock or the Issuer’s debt securities, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Stock and the Issuer’s debt securities, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule. The Reporting Persons reserve the right to formulate other plans and/or make other proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or additional amounts of the Issuer’s debt securities or dispose of all Common Stock or Issuer’s debt securities beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. 743815102	13D/A	Page 9 of 11

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)-(b)

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 14,181,255 shares of Common Stock outstanding as of July 28, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q, as filed with the SEC on August 4, 2023.

(c)	CCP and the Separate Account effected the following transactions in the Common Stock during the past sixty days, or since the filing of the last amendment to the Initial 13D, whichever is less:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share	Range of Prices
CCP	Open Market Purchase	08/08/2023	79,267	$34.72	$34.13 - $35.05
Separate Account	Open Market Purchase	08/08/2023	19,798	$34.72	$34.13 - $35.05
CCP	Open Market Purchase	08/08/2023	62,070	$35.85	$35.36 - $36.35
Separate Account	Open Market Purchase	08/08/2023	15,503	$35.85	$35.36 - $36.35
CCP	Open Market Purchase	08/08/2023	3,429	$36.48	$36.38 - $36.50
Separate Account	Open Market Purchase	08/08/2023	856	$36.48	$36.38 - $36.50
CCP	Open Market Purchase	08/09/2023	17,526	$35.70	$35.11 - $36.00
Separate Account	Open Market Purchase	08/09/2023	4,375	$35.70	$35.11 - $36.00
CCP	Open Market Purchase	08/09/2023	22,461	$36.74	$36.27 - $37.00
Separate Account	Open Market Purchase	08/09/2023	5,608	$36.74	$36.27 - $37.00

CUSIP No. 743815102	13D/A	Page 10 of 11

(d)	Except as set forth in Item 6 hereof, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

The information in Item 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

CUSIP No. 743815102	13D/A	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2023

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact